FILE NO.: 70-8313

                SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                 ________________________________

                POST-EFFECTIVE AMENDMENT NO. 2 TO

                             FORM U-1

                     APPLICATION-DECLARATION

                              UNDER

          THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                  ______________________________

                MAINE YANKEE ATOMIC POWER COMPANY
                          329 Bath Road
                     Brunswick, Maine  04011

              (Name of company filing this statement
           and address of principal executive offices)


                   NEW ENGLAND ELECTRIC SYSTEM

                       NORTHEAST UTILITIES

           (Names of top registered holding companies)

William M. Finn, Esq.              Mr. Patrick S. Lydon
Central Maine Power Company        Vice President,
83 Edison Drive                    Finance and Administration
Augusta, Maine  04330              Maine Yankee Atomic Power
                                   Company
                                   329 Bath Road
                                   Brunswick, Maine  04011

           (Names and addresses of agents for service)

The Commission is requested to send copies of all notices, orders and communications in connection with this Application-Declaration to:

                 E. Ellsworth McMeen, III, Esq.
                 LeBoeuf, Lamb, Greene & MacRae, L.L.P.
                 125 West 55th Street
                 New York, New York  10019


Item 1 - Description of Proposed Transaction

Scope of Amendment

          Maine Yankee Atomic Power Company (the "Company" or "Maine Yankee"), an indirect subsidiary of Northeast Utilities and of New England Electric Systems, both registered holding companies under the Public Utility Holding Company Act of 1935, as amended (the "Act"), hereby files this Post-Effective Amendment No. 2 to its Application-Declaration on Form U-1 (File No. 70-8313) (the "Application") for the purpose of obtaining a five year extension of authority for the Company to continue the activities authorized in the Securities and Exchange Commission's (the "Commission") order dated January 12, 1994 (HCAR 25973; File No. 70-8313) (the "January 1994 Order"). The Company seeks to extend this authority to issue and renew, from time to time, but no later than December 31, 2001, up to an aggregate principal amount at any time outstanding of $21 million of its short-term promissory notes issued pursuant to bank lines of credit and commercial paper maturing twelve months or less after the date of issuance.<F1>
___________________

<F1> The Company had initially received authorization relating to its issue and renewal of up to an aggregate principal amount of $21 million of its short term promissiory notes through December 31, 1993 pursuant to an order of the Commission dated January 17, 1991 (HCAR 25244; File No. 70-7783). The January 1994 Order extended the term of such authorization through December 31, 1996.


The Company

          The Company, incorporated under the laws of Maine, operates a pressurized-water nuclear-powered electric generating plant in Wiscasset, Maine, with a net capability of approximately
860 megawatts electric.

Proposed Financing

          The securities are or will be unsecured notes or obligations to commercial banking institutions under lines of credit (the "Bank Notes") and unsecured notes sold through dealers to institutional investors (the "Commercial Paper") maturing twelve months or less from the date of issuance.

          The Company currently maintains bank lines of credit permitting the issuance of Bank Notes aggregating $21 million in principal amount including $8 million with the Bank of New York and $13 million with The First National Bank of Boston. As of September 30, 1996, no amounts were issued and outstanding under the bank lines of credit and the Company did not have any unsecured commercial paper obligations. The Company believes that maintaining these bank lines of credit as well as the flexibility to issue Commercial Paper will assist it in meeting its cash requirements over the next five years.

          The aggregate face amount of the Bank Notes and the Commercial Paper does not and will not exceed $21 million in aggregate principal amount outstanding at any time. These short-term borrowings could exceed 5 percent of the principal amount and par value of the other securities of the Company, which on September 30, 1996 equaled $168.6 million.

          The Bank Notes and Commercial Paper are or will be issued to provide interim financings for the Company's construction program, for working capital and for other general corporate purposes.

          The Bank Notes are or will be demand or other short-term obligations under bank lines of credit from time to time outstanding. The effective interest cost of the Bank Notes will not exceed the effective interest cost of borrowings at the prime rate as in effect from time to time at such Banks. Commitment fees will not exceed 1/2 of 1% of the lines of credit from such Banks.

          The Commercial Paper would be issued through dealers in commercial paper and sold to institutional investors in transactions normally associated with securities of this type. The Commercial Paper may be backed by the Company's available lines of credit, revolving credit agreements or other liquidity or credit enhancement devices, including support by a banking institution for a customary fee.

          It is anticipated that one or more nationally recognized commercial paper dealers selected by the Company to act as dealers for the Commercial Paper will receive a fee, currently estimated to be 1/8 of 1% per annum, on a discount basis, of the amounts borrowed, as compensation for its or their services with regard to the issuance of the Commercial Paper.
The fee actually paid will be that which the Company believes to be customarily charged for such services under the circumstances.

          The interest rates paid on the Commercial Paper vary or will vary depending upon the interest rates prevailing in the relevant market at the time of issuance.

          There is no institutional trading of the Bank Notes and they are not or will not be rated. It is anticipated that the Commercial Paper will be rated in one of the top three rating categories by a nationally recognized rating service. Neither the Bank Notes nor the Commercial Paper are or will be listed on a stock exchange.

          The Company is seeking Commission authorization for
these short-term borrowings (which could exceed 5 percent of the principal amount and par value of other securities of the
Company), which could be issued or renewed from time to time but no later than December 31, 2001.<F2>
__________________

<F2> As noted under Item 4 below, the issuance of these short term securities by the Company does not require the approval of the Maine Public Utilities Commission and thus does not satisfy the requirements for the exemption from prior Commission approval contained in Rule 52 promulgated under the Act, as recently amended.


          Maine Yankee does not presently own any interest in any "exempt wholesale generator" or "foreign utility company", as those terms are defined in Sections 32 and 33 of the Act, respectively, and at the date hereof is not a party to, and does not have any rights under, a service, sales or construction agreement with any such entity. Further, neither Maine Yankee, New England Electric System or Northeast Utilities nor any of their associates will use the proceeds from any borrowings that are the subject of this Amendment to acquire such interests or such rights.

Action Requested

          The Company respectfully requests Commission authorization to extend the date through which the Company may from time to time issue and renew the Bank Notes and Commercial Paper maturing twelve months or less after the date of issuance up to an aggregate amount at any one time outstanding of $21 million through December 31, 2001, under substantially the same terms and conditions as are currently applicable to the activities authorized by the Commission's January 1994 Order.

Item 2 - Fees, Commissions and Expenses

          No fees (other than legal fees, bank fees relating to the lines of credit and fees relating to the sale of the Commercial Paper referred to in Item 3, below) or commissions are to be paid in connection with the Company's proposed issue and sale of the Bank Notes and Commercial Paper. The Company's estimated expenses in this connection are included in Exhibit H hereto.

Item 3 - Applicable Statutory Provisions

          The Company is an indirect subsidiary of two registered holding companies: New England Electric System and Northeast Utilities. Therefore, the proposed issuance of up to $[21] million of the Company's Bank Notes and Commercial Paper (which amount could exceed five percent of the principal amount and par value of the other securities of the Company now outstanding) is subject to the provisions of Section 6(a) and Section 7 of the Act and regulations thereunder.

Item 4 - Regulatory Approval

          The Maine Public Utilities Commission has jurisdiction over the issuance of securities by the Company. Pursuant to
Section 902 of Title 35-A of the Maine Revised Statutes Annotated, the authorization of the Maine Public Utilities Commission is required for the issue of evidences of indebtedness payable at periods of more than twelve months from the date of issuance. The Bank Notes and Commercial Paper that are the subject of this Application will mature within twelve months from the date of issuance and therefore no authorization of the Maine Public Utilities Commission is required.

          No other state or Federal commission, except the Commission, has jurisdiction over the proposed transaction.

Item 5 - Procedure

          The Company requests that there be no hearing on this Application and that the Commission issue its order as soon as practicable after the filing hereof.

          Without prejudice to its right to modify the same if a hearing should be ordered on this Application, the Company hereby makes the following specifications as required by paragraph (b) of Item 5 of Form U-1:

          1. There should not be a recommended decision by a hearing officer or any other responsible officer of the Commission.

          2. The Division of Corporate Regulation may assist in the preparation of the Commission's decision.

          3. There should not be a 30-day waiting period between issuance of the Commission's order and the date on which the order is to become effective.

          It is requested that the Commission send copies of all communications to the Company as follows:

William M. Finn, Esq.              Mr. Patrick S. Lydon
Central Maine Power Company        Vice President,
83 Edison Drive                      Finance and Administration
Augusta, Maine  04330              Maine Yankee Atomic Power
                                   Company
                                   329 Bath Road
                                   Brunswick, Maine  04011

with a copy to:

                 E. Ellsworth McMeen, III, Esq.
                 LeBoeuf, Lamb, Greene & MacRae, L.L.P.
                 125 West 55th Street
                 New York, New York  10019
                 Telephone:  (212) 424-8083

Item 6 - Exhibits and Financial Statements

(a)  Exhibits

     A    Not applicable.

     B    Banks' line of credit letters (previously filed).

     C    Not Applicable.

     D    Not Applicable.

     E    Not Applicable.

     F Opinion of William M. Finn, Esq., as to matters described therein.

     G    Financial Data Schedule

     H Estimated expenses of the Company in connection with the proposed transactions.

     I    Form of Notice.

(b)  Maine Yankee Atomic Power Company Financial Statements.

     1.   Balance Sheet and Statement of Capitalization, as of
          September 30, 1996.

     2. Statement of Income and Statement of Retained Earnings, twelve months ended September 30, 1996.

     3.   Statement of Projected Cash Flow for 1997.

     4.   Statement of Sources and Uses of Funds Projected for
          Years 1998-2001.

     There have been no material changes, not in the ordinary course of business, since the date of the balance sheet.

Item 7 - Information as to Environmental Effects

          The proposed transaction, i.e., the issuance of the Bank Notes and Commercial Paper, will not of itself have any direct environmental impact and therefore a negative statement by the Commission is appropriate. The proceeds of the borrowings will be used to finance capital costs of the Company's nuclear-powered electric generating plant in Wiscasset, Maine; the environmental effects of such operation were fully evaluated and concluded to be acceptable under the National Environmental Policy Act by the United States Atomic Energy Commission (now the Nuclear Regulatory Commission) at the time the Company was issued an operating license in 1973.

                            SIGNATURE

          Pursuant to the requirements of the Public Utility
Holding Company Act of 1935, Maine Yankee has caused this
Application to be signed on its behalf by its undersigned officer thereunto duly authorized.



                              MAINE YANKEE ATOMIC POWER COMPANY



                              By:/s/ Michael E. Thomas
                                   Michael E. Thomas
                                    Treasurer

Date:  November 6, 1996